

June 25, 2013

<u>Via E-mail</u>
Kenneth Johnson
Chief Executive Officer
Global Tech Solutions, Inc.
80713 Alexandria Court
Indio, California 92201

      Re: **Global Tech Solutions, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed June 6, 2013
              File No. 333-186460

Dear Mr. Johnson:

      We have reviewed the above-referenced filing and the related response letter and have the following comment.

<u>Condensed Statements of Cash Flows, page F-6</u>

1.   We note your response to prior comment 6 of our letter dated May 24, 2013. Please tell us how you determined to present the advance from your CEO as an operating activity rather than a financing activity in your statement of cash flows. Cite the guidance considered in your response.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                        Sincerely,

                        /s/ Maryse Mills-Apenteng

                        Maryse Mills-Apenteng
                        Special Counsel

cc: <u>Via E-mail</u>
        Thomas E. Stepp, Jr.
        Stepp Law Corporation